14007523

SEC
Mail Processing
Section
JUN 11 2014
Washington DC
404

OFFERING CIRCULAR

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

Alternative Securities Markets Group BioFuels Fund, Inc.

Commission File Number: 0001608961

CALIFORNIA

UNITED STATES:

Alternative Securities Markets Group BioFuels Fund, Inc.

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd., Suite 450

Beverly Hills, California 90210

Phone: (213) 407-4386

6799 – Investments, Not Elsewhere Classified	**46-5768814**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	Position(s) Held
Mr. Steven J. Muehler Alternative Securities Markets Group BioFuels Fund, Inc. Mailing: C/O: Alternative Securities Markets Group, 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210	Founder / Chief Executive Officer / Chairman of the Board

None of our directors or executive officers has, during the past three years, (1) had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within three years prior to that time; (2) been convicted in a criminal proceeding or subject to a pending criminal proceeding; (3) been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities; or (4) been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

There are no arrangements or understandings between any two or more of our directors or executive officers. There is no arrangement or understanding between any of our directors or executive officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current board of directors. There are also no arrangements, agreements or understandings between non-management shareholders that may directly or indirectly participate in or influence the management of our affairs.

(c) General Partners of the Issuer N/A

(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the Alternative Securities Markets Group BioFuels Fund, Inc. affiliates who own 5% or more of any class of our preferred or common stock:

Name and Address of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting Record Owned
Alternative Securities Markets Group	Preferred	0%
(1) (2) (3)	Common	100%

(1) Blue Coast Securities Corporation does business under the Trade Name "Alternative Securities Markets Group"
(2) Mr. Steven J. Muehler is the Founder, Chief Executive Officer and Chairman of the Board for Blue Coast Securities Corporation (DBA: "Alternative Securities Markets Group").
(3) Mailing Address: Alternative Securities Markets Group, 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210

(f) Promoters of the issuer

All Members of:

Alternative Securities Markets Group BioFuels Fund, Inc.
9107 Wilshire Blvd., Suite 450
Beverly Hills, California 90210
http://www.AlternativeSecuritiesMarket.com

Alternative Securities Markets Group
9107 Wilshire Blvd., Suite 450
Beverly Hills, California 90210
http://www.AlternativeSecuritiesMarket.com

g) Affiliates of the issuer. None

(h) Underwriters.

At this time of this filing there is no underwriter(s) in connection with this offering.

(i) through (m) None

Item 2. Application of Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions as set forth in Rule 262.

Item 3. Affiliate Sales.

None of the proposed offering involves the resale of securities by affiliates of the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. The Company has spent expenditures in excess of revenues the past two years developing its' products and marketing plans.

Item 4. Jurisdictions in which Securities are to be offered.

The Securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Blue Coast Securities Corporation (DBA: "Alternative Securities Markets Group").

- http://www.AlternativeSecuritiesMarket.com

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to Alternative Securities Markets Group BioFuels Fund, Inc. and mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

Item 5. Unregistered Securities Issued or Sold Within One Year. None.

Item 6. Other Present or Proposed Offerings.

This same offering is available to Non-U.S. Citizens pursuant to a Regulation S Securities Offering.

There are no other present or proposed offerings at this time.

Item 7. Marketing Arrangements.

There are no marketing arrangements with respects to this offering. The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its Officers and Directors. There are no plans to stabilize the market for the securities to be offered. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement. None.

Item 9. Use of a Solicitation of Interest Document. None used.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

PART II – OFFERING CIRCULAR

Alternative Securities Markets Group BioFuels Fund, Inc.

California:

Alternative Securities Markets Group BioFuels Fund, Inc.

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd., Suite 450

Beverly Hills, California 90210

(213) 407-4386

Best Efforts Offering of 10,000 12% Convertible Preferred Stock Units

Preferred Stock Shares having a market value of up to

$5,000,000

Offering Price per 12% Convertible Preferred Stock Unit: $500.00 (USD)

See: Details of the Offering

Maximum Offering: 10,000 12% Convertible Preferred Stock Units

Investing in the Company's 12% Convertible Preferred Stock Units involves risks, and you should not invest unless you can afford to lose your entire investment. See "Risk Factors" beginning on page 9.

We are offering a maximum of 10,000 12% Convertible Preferred Stock Units (the "Securities"). **This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.** The offering will begin on the effective date and continue until the Company has sold all of the Securities offered hereby or on such earlier date as the Company may close or terminate the Offering. The Securities offered hereby are offered on a "best efforts" basis. No minimum sale is required, and there is no minimum offering.

There is, at this time, no public market for the Securities.

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE, AND AN INVESTMENT IN SECURITIES INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE AND SUBSTANTIAL DILUTION FROM THE OFFERING PRICE. SEE "RISK FACTORS" AND "DILUTION."

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

	Number of Securities Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company
Per Security	——	$500.00	$0.00	$500.00
Total Minimum	001	$500.00	$0.00	$500.00
Total Maximum	10,000	$5,000,000.00	$0.00	$5,000,000

1) We are offering a maximum of 10,000 12% Convertible Preferred Stock Units at the price indicated. See "Terms of the Offering."
(2) We do not intend to use a placement agent or broker for this Offering.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of **42** pages.

The date of this Offering Circular is June 1st, 2014.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSURER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN SECURITIES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL, CANCELLATION, OR MODIFICATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SECURITIES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SECURITIES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR FLORIDA RESIDENTS ONLY:

EACH FLORIDA RESIDENT WHO SUBSCRIBES FOR THE PURCHASE OF UNITS HEREIN HAS THE RIGHT, PURSUANT TO SECTION 517.061(11) (A) (5) OF THE FLORIDA SECURITIES ACT, TO WITHDRAW HIS SUBSCRIPTION FOR THE PURCHASE AND RECEIVE A FULL REFUND OF ALL MONIES PAID WITHIN THREE (3) BUSINESS DAYS AFTER THE EXECUTION OF THE SUBSCRIPTION AGREEMENT OR PAYMENT FOR THE PURCHASE HAS BEEN MADE, WHICHEVER, IS LATER. WITHDRAWAL WILL BE WITHOUT ANY FURTHER LIABILITY TO ANY PERSON. TO ACCOMPLISH THIS WITHDRAWAL, A SUBSCRIBER NEED

ONLY SEND A LETTER OR TELEFAX TO THE COMPANY AT THE ADDRESS SET FORTH IN THIS OFFERING CIRCULAR INDICATING HIS/HER INTENTION TO WITHDRAWAL.

SUCH LETTER OR TELEFAX SHOULD BE SET AND POSTMARKED PRIOR TO THE END OF THE AFOREMENTIONED THIRD BUSINESS DAY. IT IS ADVISABLE TO SEND SUCH LETTER BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO ENSURE THAT IT IS RECEIVED AND ALSO TO EVIDENCE THE TIME IT WAS MAILED. IF THE REQUEST IS MADE ORALLY, IN PERSON OR BY TELEPHONE TO AN OFFICER OF THE COMPANY, A WRITTEN CONFIRMATION THAT THE REQUEST HAS BEEN RECEIVED SHOULD BE REQUESTED.

THE SECURITIES REFERRED TO HEREIN WILL BE SOLD TO AND ACQUIRED BY THE HOLDER IN A TRANSACTION EXEMPT UNDER 517.061 OF THE FLORIDA SECURITIES ACT. THE SECURITIES HAVE NOT BEEN REGISTERED UNDER SAID ACT IN THE STATE OF FLORIDA.

FOR NEW YORK RESIDENTS:

THIS OFFERING CIRCULAR HAS NOT BEEN REVIEWED BY THE ATTORNEY GENERAL PRIOR TO ITS ISSUANCE AND USE. THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. THIS PRIVATE OFFERING MEMORANDUM DOES NOT CONTAIN AN UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH THEY WERE MADE, NOT MISLEADING. IT CONTAINS A FAIR SUMMARY OF MATERIAL TERMS AND DOCUMENTS PURPORTED TO BE SUMMARIZED HEREIN.

FOR ALL RESIDENTS OF ALL STATES:

THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

PART II — OFFERING CIRCULAR

ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Investing in the Company's Securities is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this Securities Offering.

The Company is a Newly Formed Corporation with Limited Operating History

The Company was initially formed in July of 2009 as a California Limited Liability Corporation with the name "LA Investment Capital Biofuels Fund I, LLC". The Company was converted to a California Stock Corporation in April of 2012, and the name was changed to "Delray Securities BioFuels Fund, Inc". The Company again changed its name in June of 2014 to "Alternative Securities Markets Group BioFuels Fund, Inc.". The Company did not begin operations until June of 2014. As a result, the Company has limited financial information on which you can evaluate an investment in the Company. The Company is subject to all the business risks and uncertainties associated with any new business, including the risk that the Company will not achieve its investment objectives and that the value of your investment could decline substantially or become worthless. Although the Company's Management anticipates that it may take six to twelve months to investment substantially all of the net proceeds of the Offering in the Company's targeted investments, because the Company's relatively small size and lack of operating history, the Company may be unable to identify and fund investments that meet the Company's Investment criteria.

Until the Company is able to invest the net proceeds of the Offering in suitable investments, the Company will invest in temporary investments, such as cash, cash equivalents, U.S. Government Securities and other high-quality debt investments that mature in one year or less, which the Company's Management expects will earn yields substantially lower than the interest, dividend or other income that the Company anticipates receiving in respects of investments in debt and equity securities of the Company's target portfolio of companies. As a result, the Company's ability to pay dividends to its initial years of operation will be based on the Company's ability to invest its capital in suitable companies in a timely manner. Further, the Company's Management fees payable to the Company's Management, will not be reduced while the Company's assets are invested in such temporary investments.

The Company's Business Model Depends upon the Development and Maintenance of Strong Referral Relationships with Investment Banking Firms, Professional Services Firms and Private Equity and Venture Capital Funds.

If the Company fails to maintain its relationship with key firms, or if the Company fails to establish strong referral relationships with other firms or other sources of investment opportunities, the Company will not be able to grow its portfolio and achieve its investment objectives. In addition, persons with whom the Company has informal relationships are not obligated to inform the Company of investment opportunities and therefore such relationships may not lead to the origination of portfolio company investments.

The Company May Not Realize Any Income or Gains from its Equity Investments

The Company intends to invest a substantial portion of its portfolio in equity securities, including common stock, convertible preferred securities and debt securities convertible into equity securities of its portfolio companies. The Company may receive warrants as part of any debt or equity investments. These equity interests the Company acquires may not appreciate in value and, in fact, may decline in value if the portfolio company fails to perform financially or achieve its growth objectives. The Company will generally have little, if any, control over the timing of any gains is may realize from its equity investments since the securities of the Company's portfolio companies may have restrictions on their transfer or may not have an active trading market.

Equity Investments also have experienced significantly more volatility in their returns and may underperform relative to fixed-income securities during certain periods. An adverse event, such as an unfavorable earnings report, may depress the value. Also, prices of equity investments are sensitive to general movements in the stock market and a drop in the stock market may depress the price of common stock investments to which the Company has exposure. Equity prices fluctuate for several reasons including changes in the investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Since the Company intends to invest principally in equity securities, including common stock, convertible preferred securities and debt securities convertible into equity securities, of primarily micro-cap companies, the Company's primary emphasis will be to generate capital gains through its equity investments in portfolio companies. Accordingly, although the Company expects to receive current income in the form of interest payments on its convertible debt investments and dividend payments on its convertible preferred equity investments, a substantial portion of the Company's income will likely be from the capital gains generated from the sale of its equity investments, the timing of which the Company's Managers cannot predict. The Company does not expect to generate capital gains from the sale of its portfolio investments on a level or uniform basis from quarter to quarter.

While the Company's investments will typically be made in private companies, the Company expects that these companies will become public reporting companies with their common stock being typically initially quoted on the OTC Market ("Over-the-Counter" Market). The Company does not expect the preferred equity of its portfolio companies to be listed or quoted on an exchange or quotation system. The Company also does not expect the common stock in its publicly traded portfolio companies to initially have a large number of freely tradable shares available for sale or an active secondary trading market and, as such, the common stock will not be illiquid until an active market develops. The Company believes that typically this liquidity will develop in conjunction with a NASDAQ Capital Market listing which may not occur until twelve to eighteen months after follow-on investments are made, if at all. The Company's convertible preferred stock instruments will generally provide for conversion upon the portfolio companies' achievement of certain milestone events, including a NASDAQ Capital Market listing for their common stock. However, there can be no assurance that the Company's portfolio companies will obtain either an OTC Market or NASDAQ Capital Market listing or, even if a listing is obtained, that an active trading market will ever develop in the common stock of the Company's publicly traded portfolio companies.

Accordingly, The Company may not be able to realize gains from its equity interests, and any gains that the Company does realize on the disposition of any equity interests may not be sufficient to offset any other losses the Company experiences. Furthermore, due to the expected growth of the Company's portfolio companies, the Company does not generally expect to receive dividend income from its common stock investments. In the case of cumulative preferred stock, there is no assurance that any dividends will ever be paid by a portfolio company.

The Company expects to Concentrate its Investments in Micro-Cap Companies, which are Subject to Many Risks, including Periodic Downturns

The Company expects to concentrate its investments in what the Company believes are "public ready" micro-cap companies. Under negative economic conditions, this could cause the Company's investment performance to be worse than business development companies with no such concentration. The Company may avoid purchasing certain securities in certain micro-cap companies when it is otherwise advantageous to purchase those securities or may sell certain securities of micro-cap companies when it is otherwise advantageous to hold those securities. In general, the Company's focus on micro-cap companies may affect its exposure to certain market segments, which may affect the Company's financial performance — positively or negatively — depending on whether these segments are in or out of favor.

The revenues, income (or losses) and valuations of micro-cap companies, can and often do fluctuate suddenly and dramatically. There is no assurance that decreases in market capitalizations will not occur, or that any decreases in valuations will be insubstantial or temporary in nature. Also, the Company's portfolio companies may face considerably more risk of loss and may not have the same returns as companies in other industry sectors due to their growth nature.

Even if the Company's portfolio companies are successful in becoming publicly-traded companies, there is no assurance that they will be able to achieve their projected revenue and earnings targets or effectively maintain their status as public reporting companies. In such case, there may be little or no demand for the securities of the Company's portfolio companies in the public markets, the Company may have difficulty disposing of its investments, and the value of the Company's investments may decline substantially.

The Value of the Company's Portfolio Securities May Not have a Readily Available Market Price and, in such case, the Company will Value these Securities at Fair Value as Determined in Good Faith by the Company's Board of Directors, which Valuation is Inherently Subjective and May Not Reflect what the Company may Actually Realize for the Sale of the Investment

The value of the Company's portfolio securities may not have readily available market prices. In such case, the Company will value these securities at fair value as determined in good faith by the Company's Board of Directors based upon the recommendation of the Company's Valuation Committee. In connection with that determination, investment professionals from the Alternative Securities Markets Group BioFuels Fund, Inc. will prepare portfolio company valuations using the most recent portfolio company financial statements and forecasts. The Board of Directors will also utilize the services of a third-party valuation firm, which will prepare valuations for each of the Company's portfolio investments for which no market quotations are readily available.

Even if the Equity Securities of the Company's Public Portfolio Companies may be Sold in the Public Markets, the Company expects these Securities will Initially be Thinly Traded and, as a Result, the Lack of Liquidity in the Company's Investments may Adversely Affect the Company's Business, and will Delay Distributions of Gains, if any

While the Company's investments will typically be made in private companies, the Company expects that, as part of the Company's investment process, these companies will become public reporting companies with their common stock typically being initially quoted on the OTC Market (OTCQB or OTCQX). The Company does not expect the preferred equity of its portfolio companies to be listed or quoted on an exchange or quotation system. The Company does not expect the common stock in its public portfolio companies to initially have an active secondary trading market and, as such, these securities will be illiquid until an active market develops. The Company believes that typically this liquidity will develop in conjunction with a NASDAQ Capital Market listing, which the Company does not expect to occur until eighteen to twenty-four months after the initial investment is made, if at all. The Company's convertible preferred stock instruments will generally provide for conversion upon the portfolio companies' achievement of certain milestone events, including a NASDAQ Capital Market listing for their common stock. However, there can be no assurance that the Company's portfolio companies will obtain either an OTC Market or NASDAQ Capital Market listing or, even if a listing is obtained, that an active trading market will ever develop in the securities of the Company's publicly traded portfolio companies.

The Company expects substantially all of the common stock the Company purchases in a portfolio company will be "restricted securities" within the meaning of Rule 144 under the Securities Act ("Rule 144"). As restricted securities, these shares may be resold only pursuant to an effective registration statement under the Securities Act or pursuant to the requirements of Rule 144 or other applicable exemption from registration under the Securities Act, and in accordance with any applicable state securities laws. Typically, the Company will seek to obtain registration rights in connection with its purchase of equity investments in a portfolio company. As such, the portfolio company will generally be required to file a resale registration statement under the Securities Act to register for resale the shares of common stock the Company has acquired. Notwithstanding such registration rights, the Company will be largely unable to control the timing of completion of any such registration process given external factors beyond the Company's control. Even if a resale registration statement is declared effective, there can be no assurances that the occurrence of subsequent events may not preclude a portfolio company's ability to maintain the effectiveness of such registration statement. Any of the foregoing items could have adverse effects on the liquidity of the Company's shares of common stock.

In addition, the SEC has recently disclosed that it has developed internal guidelines concerning the use of a resale registration statement to register the securities issued to certain investors in PIPE transactions, where the issuer has a market capitalization of less than $75 million and, in general, does not qualify to file a registration statement on Form S-3 to register its securities. The SEC has indicated its position that these smaller issuers may not be able to rely on Rule 415 under the Securities Act ("Rule 415"), which generally permits the offer and sale of securities by selling shareholders on a continued or delayed basis over a period of time, but instead would require that the issuer offer and sell such securities in a direct or "primary" public offering, at a fixed price, if the facts and circumstances are such that the SEC believes the investors seeking to have their shares registered are underwriters and/or affiliates of the issuer. The Company believes that the SEC in most cases would permit a registration for resale of up to one third of the total number of shares of common stock then currently owned by persons who are not affiliates of such issuer and, in some cases, a larger percentage depending on the facts and circumstances.

SEC staff members also have indicated that an issuer in most cases will have to wait until the later of six months after effectiveness of the first registration or such time as substantially all securities registered in the first registration are sold before filing a subsequent registration on behalf of the same investors. Since the Company's portfolio companies will have little or no tradable shares of common stock, it is unclear as to how many, if any, shares of common stock the SEC will permit the Company's portfolio companies to register for resale. The SEC may require as a condition to the declaration of effectiveness of a resale registration statement that the Company reduce or "cut back" the number of shares of common stock to be registered in such registration statement. The result of the foregoing is that the liquidity in the common stock of the Company's portfolio companies may be adversely affected in the event the SEC requires a cut back of the securities as a condition to allow the Company's portfolio company to rely on Rule 415 with respect to a resale registration statement, or, if the SEC requires the Company's portfolio company to file a primary registration statement.

In the event the Company's portfolio companies are unable to register their common stock for resale under the Securities Act, the Company may be able to resell its common stock investments pursuant to an exemption from the registration requirements under the Securities Act if the Company meets the conditions of Rule 144. Rule 144 currently provides that a non-affiliated person (and who has not been an affiliate during the prior three months) may sell all of his/her/its restricted securities in a reporting company beginning six months after purchase, provided the issuer remains current in its reporting obligations during the next six months. However, an affiliated person may sell his/her/its restricted securities beginning six months after purchase, provided the following conditions are met: (i) the issuer is current in its reporting obligations, (ii) all sales are in brokerage transactions, (iii) a

Form 144 is filed, and (iv) during every three months the number of shares sold that does not exceed 1.0% of a company's outstanding common stock.

In some cases, the Company may be deemed an affiliate of its portfolio companies based on the Company's level of stock ownership or the Company's ability to influence control over its portfolio company. As such, in the absence of an effective registration statement for the Company's shares, the Company may be limited in the number of shares it may be able to sell in any three months period under Rule 144. This illiquidity may make it difficult for the Company to sell such investments if the need arises. Also, if the Company is required to liquidate all or a portion of its portfolio quickly, the Company may realize significantly less than the value at which it has previously recorded its investments.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received by the Company in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

A sale under Rule 144 or under any other exemption from the Securities Act, if available, or pursuant to a registration statement, may have a depressive effect upon the price of the common stock of the Company's portfolio companies in any market that may develop.

The Company's Failure to Make Additional Investments in its Portfolio Companies could Impact the Value of the Company's Portfolio

Following the Company's initial and follow-on investments in a portfolio company, the Company may have opportunities to make additional subsequent investments in that portfolio company. The Company may elect not to make such additional subsequent investments or otherwise lack sufficient funds to make those investments. The Company has the discretion to make any additional subsequent investments, subject to the availability of capital resources. The failure to make additional subsequent investments may, in some circumstances, jeopardize the continued viability of a portfolio company and the Company's prior investments, or may result in a missed opportunity for the Company to increase its participation in a successful operation. Even if the Company has sufficient capital to make a desired additional subsequent investment, the Company may elect not to make that investment because the Company may not want to increase its concentration of risk, because the Company prefers other opportunities, or because the Company is inhibited by internal or external compliance. If the Company's portfolio companies are not able to generate sufficient cash flow from operations, they may lack sufficient capital to continue to grow their businesses, or they may not be able to continue their operations at all. If the Company's portfolio companies lack sufficient capital before they are able to obtain a NASDAQ Capital Market listing, there may be few, if any, options available to them to raise additional capital.

Because the Company likely will Not Hold Controlling Equity Interests in its Portfolio Companies, the Company may not be in a Position to Exercise Control Over Such Portfolio Companies or to Prevent Decisions by Management of such Portfolio Companies that Could Decrease the Value of the Company's Investments

The Company's equity investments will typically be non-controlling investments, meaning the Company will not be in a position to control the management, operation and strategic decision-making of the companies the Company is invested in. As a result, the Company will be subject to the risk that a portfolio company it does not control, or in which the Company does not have a majority ownership position, may make business decisions with which the Company disagrees, and the stockholders and management of such a portfolio company may take risks or otherwise act in ways that are adverse to the Company's interests. Due to the lack of liquidity for the debt and equity investments that the Company will typically hold in its portfolio companies, the Company may not be able to dispose of its investments in the event that the Company disagrees with the actions of a portfolio company, and may therefore suffer a decrease in the value of the Company's investments.

Investing in Primarily Micro-cap Companies May Present Certain Challenges to the Company, including the Lack of Available Information about these Companies

In accordance with the Company's investment strategy, the Company intends to make investments in primarily micro-cap private companies. Generally, very little public information exists about these companies, and the Company will be required to rely on the ability of the senior investment professionals and the Company's Management to obtain adequate information to evaluate the merits of investing in these companies. If the Company is unable to uncover all material information about these companies, then the Company may not make a fully informed investment decision, and the Company may lose money on its investments.

Resources could be Expended in Researching and Negotiating Investments that May Never be Consummated, even if Non-binding Letters of Intent or Definitive Agreements are Reached, which could Materially Adversely Affect Subsequent Attempts to Make Other Investments.

It is anticipated that the investigation of each specific target company and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial time and attention and substantial costs for accountants, attorneys, and others. If a decision is made not to complete a specific investment, the costs incurred up to that point for the proposed portfolio investment likely would not be recoverable. Furthermore, even if an agreement is reached relating to a specific portfolio investment, up to and including the execution of a definitive agreement, the Company may fail to consummate the portfolio investment for any number of reasons including those beyond the Company's control. Any such event will result in a loss to the Company of the related costs incurred.

If the Market Price of Petroleum-based Fuels Decreases, the Market Price of Biofuels may Decrease, resulting in reduction in Revenues and Profits

Historically, Biofuels prices have generally been strongly correlated to petroleum prices. Petroleum prices are volatile due to global factors such as the impact of wars and other political events, OPEC production quotas, worldwide economic conditions, changes in refining capacity and natural disasters. Just as a small reduction in the real or anticipated supply of crude oil can have a significant upward impact on the price of petroleum-based fuels, a perceived reduction of such threats can result in a significant reduction in petroleum fuel prices. Because the costs of biofuel production are high compared to petroleum production and refining costs, a reduction in petroleum-based fuel prices can have a significantly adverse effect on our investment companies revenues and profits.

Problems with Product Quality or Product Performance could result in a Decrease in Customers and Revenues to our Companies, resulting in Unexpected Expenses and Loss of Market Share.

The production of Biofuels is complex, and our Company's products must meet stringent quality requirements. Concerns about fuel quality may impact our portfolio companies ability to successfully market their Biofuels Products. If the Biofuels produced by our portfolio companies do not meet the industry quality standard, the creditability and the market acceptance and sales of our portfolio companies Biofuels products could be negatively affected. In addition, actual or perceived problems with quality control in the industry generally may lead to a lack of consumer confidence in Biofuels and harm our portfolio companies ability to successfully market Biofuels.

Our Portfolio Companies are subject to Hazards that May Cause Personal Injury or Property Damage, thereby Subjecting the Company to Liabilities and Possible Losses that May Not Be Covered by Insurance and which have a Material Adverse effect on our Portfolio Companies Results of Operations and Financial Condition.

Our Portfolio Companies workers are subject to the hazards associated with producing Biofuels. Operating hazards can cause personal injury and loss of life, damage to, or destruction of, property, plant and equipment and environmental damage. Our Portfolio Companies maintain insurance coverage in amounts and against the risks that they believe are consistent with industry practice. However, our Portfolio Companies could sustain losses for uninsurable or uninsured risks, or in amounts in excess of existing insurance coverage. Events that result in significant personal injury or damage to a property that are not fully covered by insurance could have a material effect on our Portfolio Companies results or operations and financial position.

Insurance liabilities are difficult to assess and quantify due to unknown factors, including the severity of an injury, the determination of our Portfolio Companies liability in proportion to other parties, the number of incidents not reported and the effectiveness of our Portfolio Companies safety program(s). If our Portfolio Companies were to experience insurance claims or costs above the coverage limits or that are not covered by insurance, the portfolio companies may be required to use working capital to satisfy these claims rather than to maintain or expand their operations. To the extent that the Portfolio Company may experience a material increase in the frequency or severity of accidents or workers' compensation claims, or unfavorable developments on existing claims, their operating results and financial condition could be materially and adversely affect.

Minimum Amount of Capital to be Raised

Gross offering proceeds of a maximum of $5,000,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

Competition

Competition exists for Investment Banking and Private Equity Capital products and services in most markets, including all sectors in which the Company intends to operate. The Company may be competing for assets with entities that have substantial greater economic and personnel resources than the Company or better relationships with Investment Banking and Private Equity Capital industry related professionals. These entities may also generally be able to accept more risk than the Company can manage. Competition from other Companies in the Investment Banking and Private Equity Capital industry may reduce the number of suitable prospective investment opportunities.

Dependence on Management

In the early stages of development the Company's business will be significantly dependent on the Company's Management Team. The Company's success will be particularly dependent upon the services of Mr. Steven Joseph Muehler, the Company's Founder, Chief Executive Officer & Chairman of the Company's Board of Directors. Other members of the Company's Management team can be found at http://www.AlternativeSecuritiesMarket.com.

Risks of Borrowing

Although the Company does not intend to incur any additional debt from the investment commitments provided in this offering, should the company obtain secure bank debt in the future, possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Minimum Amount of Capital to be Raised

The minimum amount of Securities that need to be sold in this offering for the Company to access the investment funds is $50,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from the Company's Investment Holding Account to the Company. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Securities is not fully subscribed.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Control by Management

As of May 1st, 2014 Blue Coast Securities Corporation (DBA: "Alternative Securities Markets Group") owned 100% of the Company's outstanding Common Stock Units and 0% of the Company's Preferred Stock Units. Upon completion of this Offering, Blue Coast Securities Corporation (DBA: "Alternative Securities Markets Group") will own 100% of the outstanding Common Stock Units of the Company and 0% of the outstanding Preferred Stock Units of the Company. Investors will not have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGERS" section.

Return of Profits

The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and Holdings. As a result, the Company does not anticipate paying any cash dividends to its Common Stock Holders for the foreseeable future.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other investment funds, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital.

Broker - Dealer Sales of Units

The Company's Preferred Stock Units and Common Stock Units are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Preferred Stock or Common Stock Units of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managing Members deem it necessary. As a result, the Company's Preferred Stock Units and Common Stock Units are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their units in the secondary market.

Secondary Market

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Certain Factors Related to Our Common Stock

Because the Company's Common Stock may be considered a "penny stock," and a shareholder may have difficulty selling shares in the secondary trading market.

The Company's Common Stock Securities may be subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "qualified investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stocks held in the account, and certain other restrictions. For as long as the Company's Common Stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for the Company to raise capital in the future through sales of equity in the public or private markets.

The price of the Company's Common Stock may be volatile, and a shareholder's investment in the Company's Common Stock could suffer a decline in value.

There could be significant volatility in the volume and market price of the Company's Common Stock, and this volatility may continue in the future. The Company's Common Stock may be listed on the OTCQB, OTCQX, OTCBB, The Bermuda BSX Exchange, the London Stock Exchange's AIM Market, the Canadian TSX Venture Exchange or TMX Exchange, the Irish Stock Exchange, the Frankfurt Stock Exchange and / or the Berlin Stock Exchange, where each has a greater chance for market volatility for securities that trade on these markets as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the BioFuels Industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our Common Stock and the relative volatility of such market price.

Compliance with Securities Laws

The Company's Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable California Securities Laws, and other applicable state securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Offering Price

The price of the Securities offered has been arbitrarily established by our current Managers, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

Lack of Firm Underwriter

The Securities are offered on a "best efforts" basis by the Company Managers, without compensation and on a "best efforts" basis through certain FINRA registered broker-dealers, which enter into Participating Broker-Dealer Agreements with the Company. Accordingly, there is no assurance that the Company, or any FINRA broker-dealer, will sell the maximum Securities offered or any lesser amount.

Projections: Forward Looking Information

Management has prepared projections regarding anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well funded marketing plan, and other factors influencing the business. The projections are based on Management's best estimate of the probable results of operations of the Company and the investments made by management, based on present circumstances, and have not been reviewed by independent accountants and/or auditing counsel. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into a market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of operations, those results cannot be guaranteed.

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ITEM 4. PLAN OF DISTRIBUTION

A maximum of 10,000 12% Convertible Preferred Stock Units are being offered to the public at $500 per 12% Convertible Preferred Stock Unit. A minimum of $50,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $5,000,000 will be received from the offering. No Securities are being offered by any selling shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $50,000 has be reached.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company and its Management. There are no plans to stabilize the market for the Securities to be offered. Investors can purchase Securities directly from the Company by completing a Subscription Agreement Online at www.AlternativeSecuritiesMarket.com. Securities can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Securities.

If an underwriter is selected to assist in this offering, the Company will be required to amend the Form 1-A to include the disclosures required regarding engaging an underwriter to assist in the offering.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Blue Coast Securities Corporation, the majority shareholder of Alternative Securities Markets Group BioFuels Fund, Inc., and can be viewed at ***http://www.AlternativeSecuritiesMarket.com***.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Securities, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Alternative Securities Markets Group BioFuels Fund, Inc.** and either mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Securities, these materials will not give a complete understanding of this Offering, the Company or the Securities and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Securities.

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ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $5,000,000 from the sale of Units in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

A. Sale of Company 12% Convertible Preferred Stock Units

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Proceeds from Sale of Securities	$5,000,000	100%	$50,000	1%

B. Offering Expenses

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Offering Expenses (1) (2) (3).	$2,500,000	5%	$2,500	10%

Footnotes:

(1) Includes estimated memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering.

(2) This Offering is being sold by the Managing Members and Directors of the Company. No compensatory sales fees or related commissions will be paid to such Managing Members.

(3) Units Sold by Approved "Broker Dealers" will receive a commission of 5-10%, and this amount will be added to the "Company's Offering Expense".

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ITEM 6. DESCRIPTION OF BUSINESS

Alternative Securities Markets Group BioFuels Fund, Inc., a California Stock Corporation, with Corporate Offices in Beverly Hills, California was formed to operate as Investment Banking and Private Equity Capital Firm for Micro-cap BioFuels Industry Companies. The Company will invest the proceeds from investor subscription commitments, purchased through this offering, into multiple early and growth stage Companies in the United States and Canada. Alternative Securities Markets Group BioFuels Fund, Inc. Officers and Directors will direct all investments for the Company.

The Company will invest in a Diversified Portfolio of Early and Growth Stage BioFuels Industry Companies throughout the United States and Canada, which will be structured as equity and/or debt investments. Each investment will be in conjunction with local market partners, or producers, that offer the Company potentially higher yielding investment opportunities.

The Company will act as an Investment Banking and Private Equity Capital provider. The Company will invest up to $100,000 per venture.

As an integral part of the Company's initial investment, the Company intends to partner with and help prepare its portfolio companies to become public and meet the governance and eligibility requirements of a NASDAQ Capital Market listing. Because the Company believes that the initial public offering ("IPO") market is virtually non-existent for micro-cap companies, the Company intends that its portfolio companies will go public through the filing of a registration statement under the Securities Act or the Exchange Act. The Company intends to invest in micro-cap companies that it believes will be able to file a registration statement with the U.S. Securities and Exchange Commission ("SEC") within approximately one to two years after the Company's initial investment. These registration statements will typically take the form of a resale registration statement filed by a portfolio company under the Securities Act coupled with a concurrent registration of the portfolio company's common stock under the Exchange Act, or alternatively a stand-alone registration statement registering the common stock of a portfolio company under the Exchange Act without a concurrent registered offering under the Securities Act.

While the Fund expects the common stock of its portfolio companies to be quoted on the Over-the-Counter Securities Market (the OTCQB or OTCQX) following the completion of the registration process, the Company intends to target investments in portfolio companies that it believes will be able to qualify for a NASDAQ Capital Market listing within approximately one to three years after completion of follow-on investments. The Company can provide no assurance, however, that the micro-cap companies in which it invests will be able to successfully complete the SEC registration process, or that they will be successful in obtaining a listing on the OTCQB, OTCQX or the NASDAQ Capital Market within the expected timeframe, if at all.

The Company intends to maximize its potential for capital appreciation by taking advantage of the premium it believes is generally associated with having a more liquid asset, such as a publicly traded security. Specifically, the Company believes that a NASDAQ Capital Market listing, if obtained, will generally provide the Company's portfolio companies with greater visibility, marketability, and liquidity than they would otherwise be able to achieve without such a listing. Since the Company intends to be a more patient investor, the Company believes that its portfolio companies may have an even greater potential for capital appreciation if they are able to demonstrate sustained earnings growth and are correspondingly rewarded by the public markets with a price-to-earnings (P/E) multiple appropriately linked to earnings performance. The Company can provide no assurance, however, that the micro-cap companies in which the Company may invest will be able to achieve such sustained earnings growth necessary, or that the public markets will recognize such growth, if any, with an appropriate market premium.

Investment Objectives

- The Company will focus on investing the proceeds from this offering into a diversified portfolio of value-added and opportunistic early and growth stage BioFuels Industry Companies and will target varying risk profiles including:

  - Value-added opportunities (Internal Rate of Return ranging between 25% to 40%+)
  - Opportunistic opportunities (Internal Rate of Return ranging from 40% to 50%+)

Investment Strategy

- The Company will direct investments through joint-ventures with local operating partners that have extensive experience in the BioFuels Industry.
- The joint ventures formed will allow the Company to leverage the visionary mindset these BioFuels Industry Entrepreneurs posses, while offering financial expertise that is in high demand in this target market; and
- High returns will be targeted through early and growth stage BioFuels Industry investments that add-value to small and middle market consumers and mitigate escalating capitalization rates paid into larger and slow growth BioFuels markets.

Operation

Alternative Securities Markets Group BioFuels Fund, Inc, a California Stock Corporation was originally formed in July of 2009 as a Limited Liability Corporation as "LA Investment Capital BioFuels Fund I, LLC". The Company was converted to a California Stock Corporation in April of 2012, and the Company's name was changed to "Delray Securities BioFuels Fund, Inc.". The Company again changed its name in June of 2014 to "Alternative Securities Markets Group Mining & Mineral Rights Fund, Inc." for the purpose of operating as an early and growth stage BioFuels Investments Company. The Company is currently seeking $5,000,000 in capital for investment into new and current BioFuels Companies and Projects. The Company will act as a private equity provider to small and middle market BioFuels Companies throughout North and South America, and will invest capital in the form of equity and/or debt. The Company has a target investment IRR of 40%+ per annum.

Blue Coast Securities Corporation (DBA: "Alternative Securities Markets Group") was formed in December of 2008 as a California Limited-Liability Corporation and converted to a California Stock Corporation in April of 2012. The primary focus of Blue Coast Securities Corporation is to provide investment management services to its investors and equity or debt financing to early and growth stage BioFuels Companies.

[1]Over the past three years, Alternative Securities Markets Group has been able to establish valuable relationships with BioFuels Industry executives and government officials in both North and South America.

MISSION

Alternative Securities Markets Group provides two services:

1. **Investment Management:** Alternative investment opportunities in the BioFuels Industry to investors that would not normally be available; for example, Alternative Securities Markets Group BioFuels Fund, Inc. has targeted initial investments in multiple early and growth stage BioFuels Companies in both North and South America, either through joint venture financing or outright investments. Investors will be able to reap the investment returns from all investments in the portfolio, generating higher returns and mitigating risk factors. Investors will also have the opportunity, if desired, to select what investment opportunities they wish to invest in, which is a valuable service to risk adverse investors; and
2. **Financing Alternatives:** Capital to established BioFuels Industry professionals in the form of equity investment joint-ventures.

Since inception, Alternative Securities Markets Group has been able to form business relationships with numerous BioFuels Industry professionals in North and South America, and has earned the opportunity to move forward on several projects. Due to a lax in funding from investors, several projects have been put on hold but the opportunity to resume negotiations is apparent. ***The primary mission of Alternative Securities Markets Group & Alternative Securities Markets Group BioFuels Fund, Inc. is to maintain the highest standard in ethical investment practices and offer both BioFuels Industry Professionals and Investors superior BioFuels Investment Capitalization.***

It is the view of the Company that not every BioFuels Investment opportunity will be a perfect match for investment by the Company, and that each investment must be uncovered through sound analytical analysis and exhaustive due diligence. Each asset considered for an equity investment is negotiated and analyzed with the investor's interest at heart. Uncovering each risk and determining return expectations is the fundamental responsibility of Alternative Securities Markets Group to investors of Alternative Securities Markets Group BioFuels Fund, Inc. In addition to the investment analysis performed, the Company's legal team reviews all agreements pertaining to the investment.

Alternative Securities Markets Group is in the business of sourcing, investing, and managing BioFuels Industry Investments and providing services that are unparalleled to any firm in operation. Alternative Securities Markets Group prides itself in the importance of understanding the BioFuels Market, the economic climate, and BioFuels Industry Entrepreneur and investor needs and expectations.

INVESTMENT STRATEGY

The Company will seek to invest in a diversified portfolio of early and growth stage BioFuels Industry investments that reflects a balance of investment risk profiles. The Company targets class A and middle market early and growth stage BioFuels companies seeking a financial partner to provide private equity commitments in return for cash flow and equity participation. The strategy of the Company is focused yet flexible to differentiating market conditions. The Company's investment strategy is designed to enable the Company to capitalize on Alternative Securities Markets Group growing presence in the BioFuels market in North and South America. By targeting new BioFuels Companies with a range of investment returns, Blue Coast Securities Corporation believes the Company presents an investment vehicle that will offer the potential for attractive returns generated by new asset value creation. Alternative Securities Markets Group BioFuels Fund, Inc. will target investment opportunities that are expected to generate, upon stabilization of the Company, total returns of 40% plus per annum.

In return for the capital provided to each company, the Company will take an ownership interest in each company through individually tailored joint-ventures and have specific transaction structures. Each joint-venture's terms will vary based on the type of asset, location, demographic market, and risk profile. In addition, the credit profile and experience of the investment's management team will play a large role in the amount of structural mechanics designed to maintain expected returns.

The Company will seek to assemble a diversified portfolio that will reflect a mix of risk profiles by targeting BioFuels Investments within varied markets located throughout North and South America. While investment opportunities will change over time and vary between markets, the following represents a summary of the type of opportunities the Company intends to pursue in the current investment environment.

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Balance of Investment Risk

In addition to an investment portfolio focusing on diversified early and growth stage BioFuels Industry Investments, the Company intends to assemble a portfolio of BioFuels Industry Investments that reflects a balance of risk profiles by targeting a mix of value-added and opportunistic investments. This strategy is designed to generate opportunistic returns through new asset creation, while mitigating risk through partnerships with operating partners. As a result, Alternative Securities Markets Group firmly believes that the Company will have the potential to generate returns that adequately compensate investors for the risk assumed.



Income Growth
30%
25%
20%
15%
10%
5%
0%
Return
GTI
Opportunistic
Value-Added
Core+
Core
Risk

Value-Added Opportunities

The Company will focus on making BioFuels Investments that enable it to capitalize on value-added BioFuels transactions. Value-Added is defined as the process of changing or transforming a product from its original state to a more valuable state. These types of BioFuels Investments involve companies that are not performing at their full potential and where the game plan is to bring to bear the talent and experience of an operating partner to increase the company's value and thus investment returns to investors. Examples of value-added investments include:

- Expansion;
- Renovation of old assets
- Acquisition of producing Assets
- Re-positioning market strategies

These types of investments involve more risk because of the uncertainty of the success of the value-added projects, and thus strive for higher returns. Typical value-added returns range between 25-40% per annum, over the life of the investment.

Opportunistic Opportunities

The Company will also focus on making opportunistic BioFuels investments to boost returns and leverage the financial capabilities of Alternative Securities Markets Group BioFuels Fund, Inc. Opportunistic investments are available through BioFuels Market inefficiencies. Opportunistic investments will include:

- Investing into a company valued below market prices and receiving a larger equity position than what would be considered standard;
- Investing in an already cash flowing company for below market value that can provide cash flow into the Company.
- Providing capital for upgrades or improvements that increase the asset value over historical averages.

These types of investments require an experienced operating partner and financial partner. Alternative Securities Markets Group prides itself in understanding each target market and capitalizing on the experience of each operating partner. The Company plans to execute opportunistic investments that reward it for higher risk investments. Typical opportunistic investments returns range above 50% per annum.

EXIT STRATEGIES

The term of the Investment detailed in this offering is expected to be at least two years, but no greater than five years, and the final exit of the Company will come through one of the four following methods:

- Become publicly listed:
  - U.S. OTCQB or OTCQX Listing - Summer / Fall 2015
  - Bermuda Stock Exchange Mezzanine Market - Spring / Summer 2015
  - Frankfurt or Berlin Stock Exchange Open Market - Spring / Summer 2015
- Move to a regulated within 24-36 months of Listing
  - U.S. NASDAQ Market - 2016 or 2017
  - Bermuda Stock Exchange Regulated Market - 2016 or 2017
  - Frankfurt Stock Exchange Regulate Market - 2016 or 2017

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Summary of Terms

The following is a brief summary of certain terms of the offering described in this offering memorandum. It is not intended to be complete and is qualified by the more detailed information contained elsewhere in this memorandum and in the text of the documents referred to herein.

Investment Size

- Target $5,000,000

Company Structure

- Private early stage Investment Banking and Private Equity Capital Company.
- California Stock Corporation (Formed July of 2009).
- THREE BILLION Shares of Common Stock Authorized, TWO BILLION Shares of Preferred Stock Authorized
- ONE MILLION Shares of Common Stock Issued and Outstanding (All Owned by "Blue Coast Securities Corporation: / DBA "Alternative Securities Markets Group").
- NO CURRENT Shares of Preferred Stock Issued or Outstanding. TEN THOUSAND Shares of Preferred Stock will be Issued and Outstanding at the Completion of this Offering.
- Ten Thousand 12% Convertible Preferred Stock Units Offered through this Offering.
- Preferred Stock Holders have no voting rights until Shares are Converted to Common Stock.

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Minimum Equity Commitment

- One 12% Convertible Preferred Stock Units.

Dividend Policy

- We have never declared or paid cash dividends on our common stock or preferred equity. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

A. The Offering

The Company is offering a maximum of 10,000 12% Convertible Preferred Stock Units at a price of $500.00 per Unit, with all Units having no par value.

B. Risk Factors

See "RISK FACTORS" section of this Registration for certain factors that could adversely affect an investment in the Securities Offered. Those factors include, but are not limited to unanticipated obstacles to execution of the Business Plan, General Economic Factors, the Management's Inability to Foresee Exuberant Market Downturns and other unforeseen events.

C. Use of Proceeds

Proceeds from the sale of Securities will be used to invest in Early Stage and Growth Stage Micro-cap BioFuels Companies in the United States and Canada per the investment parameters detailed in this Offering. See "USE OF PROCEEDS" section.

D. Minimum Offering Proceeds - Escrow of Subscription Proceeds

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $50,000. After the Minimum Offering Proceeds have been reached, all proceeds will be released from the investment account and utilized by the Company. All proceeds from the sale of Units after the Minimum Offering Proceeds has been achieved will be delivered directly to the Company. See "PLAN OF PLACEMENT " section.

E. Preferred & Common Stock Units

Upon the sale of the maximum number of 12% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Preferred Stock Units of the Company's Preferred stock will be held as follows:

- Company Founders & Current Shareholders 0%
- New Shareholders 100%

Upon the sale of the maximum number of 12% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Common Stock Units of the Company's Common Stock will be held as follows:

- Company Founders & Current Shareholders 100%
- New Shareholders 0%

F. Company Dividend Policy

The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future to Common Stock Holders.

G. Company Share Purchase Warrants

The Company has no outstanding warrants for the purchase of shares of the Company's Common Stock. Additionally, the Company has no outstanding warrants for the purchase of the Company's Stock.

H. Company Stock Options

The Company has not issued any stock options to current and/or past employees or consultants.

I. Company Convertible Securities

The Company, at the completion of this Offering will have 10,000 12% Convertible Preferred Stock Shares Issued.

- ***Terms of Conversion or Repurchase by the Company:***
  - All 12% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:
    - YEAR 3: (Shareholder Conversion Option)
      - The Shareholder, on the First Business Day of Each Month, may choose to convert each unit of the Company's 12% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 12% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - YEAR 4: (Optional Conversion Option)
      - The Shareholder, on the First Business Day of Each Month, may choose to convert each unit of the Company's 12% Convertible Preferred Stock for Common Stock of the Company at market price *minus 2.5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 12% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - YEAR 5: (Optional & Mandatory Conversion Options)
      - *Optional*: The Shareholder, on the First Business Day of Each Month, may choose to convert each unit of the Company's Convertible 12% Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The Shareholder, on the First Business Day of Each Month, may choose to convert each unit of the Company's
      - The Shareholder can sell the 12% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
      - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 12% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The Shareholder, on the First Business Day of Each Month, may choose to convert each unit of the Company's

The Company has not issued any additional Convertible Securities other than those listed and detailed above.

J. Stock Option Plan

The Board has not adopted a stock option plan. If a plan is adopted in the future, the plan will administered by the Board of Directors or a committee appointed by the board (the "committee"). The committee will have the authority to modify, extend or renew outstanding options and to authorize the grant of new options in substitution therefore, provided that any such action may not, without the written consent of the optionee, impair any rights under any option previously granted.

K. Reporting

The Company will be required to furnish you with quarterly un-audited financial reports and an annual audited financial report through a public listing at www.AlternativeSecuritiesMarket.com. Further, the Company will also voluntarily send you both quarterly un-audited financial reports and an annual audited financial report via electronic mail. After the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at www.AlternativeSecuritiesMarket.com, or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is www.sec.gov.

L. Stock Transfer Agent

The Company will serve as its own registrar and transfer agent with respect the Offering.

For the Public Portion of this Offering, the Stock Transfer Agent is:

ComputerShare
250 Royall Street
Canton, MA (USA) 02021
Phone (781) 575-2000
http://cis.computershare.com

M. Subscription Period

The Offering has no date to terminate.

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II. TERMS AND CONDITIONS

The following is a summary of the certain principal terms of Stock Ownership in Alternative Securities Markets Group BioFuels Fund, Inc.

The Company

Alternative Securities Markets Group BioFuels Fund, Inc. is a California Stock Corporation.

Investment Objectives

The Company's objectives are to:

(i) Invest in Early Stage and Growth Stage BioFuels Industry Micro-cap Companies in the United States and Canada per the investment parameters detailed in this Offering Maintain a total internal rate of returns of 40%+ per annum.

(ii) Maintain a total internal rate of returns of 40%+ per annum.

Company Managers

Biographies of all Managers can be found starting on Page 31 of this Offering.

Minimum Capital Commitment

Each investor will be required to make an investment of a minimum of one 12% Convertible Preferred Stock Units.

The Offering

The Company is seeking capital commitments of $5,000,000 from Investors. The securities being offered hereby consists of up to 10,000 12% Convertible Preferred Stock Units of the Company, priced at $500.00 per Unit subject to the Company's discretion to increase the size of the offering. The purchase price for the stock interests is to be paid in cash as called by the Company.

Conversion Option / Mandatory Conversion

All 12% Convertible Preferred Stock Units must be converted to Company Common Stock, either in the third, fourth or fifth year under the following terms and conditions at the Shareholder's Option:

- **Year 3: (Shareholder Conversion Option)**

  Shareholder Option: The Shareholder, on the First Business Day of Each Month, may choose to convert each unit of the Company's 12% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 12% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 4: (Shareholder Conversion Option)**

  Shareholder Option: The Shareholder, on the First Business Day of Each Month, may choose to convert each unit of the Company's 12% Convertible Preferred Stock for Common Stock of the Company at market price *minus 2.5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 12% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 5: (Optional & Mandatory Conversion Option)**

  Shareholder Option: The Shareholder, on the First Business Day of Each Month, may choose to convert each unit of the Company's 12% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

The Shareholder can sell the 12% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units

Mandatory Conversion: On the last business day of the 5th year of the investment, the Shareholder MUST convert each unit of the Company's 12% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

Investment Period The investment period will begin upon qualification of this Offering by the United States Securities & Exchange Commission.

Term of the Company There is no agreed upon end date of this Offering. Investors can sell their shares back to the Company at any time for the face value of the share(s) plus any accrued interest after two years, though the Company has no obligation to purchase the Units. Market value shall be determined by the value of each yearly third party valuation of the Company. The Company plans to list the Company's shares on the Bermuda BSX Exchange, the Frankfurt Stock Exchange or Berlin Stock Exchange's Open Market and the United States OTC market in the year 2015 (OTCQB or OTCQX).

Reinvestment There may be chances for reinvestment.

Key Event The following will constitute a Key Event:

- Bankruptcy of the Managing Member
- Death or disability to the senior member(s) of Alternative Securities Markets Group BioFuels Fund, Inc.
- Other agreed upon events

Distributions The Company has never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future for our Common Stock. Any future determination to declare dividends on our Common Stock will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Reports to Investors The Company's Accounting Firm will furnish to the investors after the close of each fiscal year an annual report containing audited financial statements of the Company prepared in accordance with "Generally Accepted Accounting Principles" (GAAP) and a statement setting forth any distributions to the investors for the fiscal year. The Company will also furnish un-audited quarterly statements to investors.

Valuations The Company Managers will, at least once per year, perform an internal valuation of the Company's assets, using accepted valuation techniques, to establish the fair market value of each asset as the end of such year. The fair market value of the assets will be deemed to be the ownership interest in each asset valued at the current capitalization rate for each market. In addition, detailed financial modeling will be performed using "current market assumptions" and discounted cash flow analysis.

Indemnification The Company will indemnify, defend and hold the Company Managers, the members of the Board of Directors harmless from and against any losses, damages, costs that relate to the operations of the Company, unless the Company Manager(s) acted in an unethical manner related to directing investments.

Listings and Admissions to Trading Applications are being prepared and will be made to U.S. OTC Market (OTCQB or OTCQB), the Bermuda Stock Exchange's Mezzanine Market and the Berlin Stock Exchange (though the Company may choose to list on the Frankfurt Stock Exchange instead of the Berlin Stock Exchange) for the Securities to be admitted to the Exchange's Official List and for Trading. Submission for listing is expected in 2015.

ITEM 7. DESCRIPTION OF PROPERTY.

The Company does not own any real estate. The Company currently rents office spaces at 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Directors and Executive Officers.*

A. Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified.

Name	**Position**
Mr. Steven Muehler	***Founder, Chief Executive Officer & Chairman of the Board***

Mr. Steven Muehler is the Founder and Chief Executive Officer for Blue Coast Securities Corporation (DBA: Alternative Securities Markets Group). A true pioneer in the private equity investments industry, Mr. Muehler has led Blue Coast Securities Corporation in its growth into a leading global alternative assets management and private equity investments firm. Mr. Muehler is actively involved in managing the firm's day-to-day operations and serves on the Investment Portfolio Management Committees of each of the Firm's Fixed Income Funds and Private Equity Investment Funds, including the Technology Ventures Fund.

Mr. Muehler has more than fifteen years in Investment Banking and Corporate Finance, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans, private and public securities offerings, and fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Development, Energy, BioFuels, Mining & Mineral Rights, Oil & Natural Gas, Medical Device and Pharmacy and New Technology.

Prior to founding Blue Coast Securities Corporation in 2008, Mr. Muehler served four years in the United States Marine Corps before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Riverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies that Mr. Muehler worked extensively with multinational finance and investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

Mr. Muehler lives in Los Angeles, California with his wife and Two Daughters. Mr. Muehler is also the host of the Radio / HD WebTV and Podcast Show "Steve Muehler, On the Corner of Main Street and Wall Street". More information about Mr. Muehler can be found at: www.SteveMuehler.com and www.AlternativeSecuritiesMarket.com.

B. *Significant Employees.* All Members of Alternative Securities Markets Group BioFuels Fund, Inc. listed above and at www.AlternativeSecuritiesMarket.com are each considered "*Significant Employees*", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of Alternative Securities Markets Group BioFuels Fund, Inc. listed above, or at www.AlternativeSecuritiesMarket.com, as each he has provided significant leadership and direction to the Company.

C. *Family Relationships.* None

D. *Involvement in Certain Legal Proceedings.* There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past three years.

E. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 9. EXECUTIVE COMPENSATION.

In May of 2014, the Company adopted a compensation program for Company Management. Accordingly, Management of Alternative Securities Markets Group BioFuels Fund, Inc. will be entitled to receive an annual salary of:

Mr. Steven J. Muehler, Chief Executive Officer	$120,000

Officer Compensation

The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any member or employee of the Company beyond those listed above.

Stock Option Grants

The Company does not currently have any outstanding Stock Options or Grants to any Director or Advisor of the Company or any member or employee of the Company beyond those listed above.

Significant Employees

The Company has no significant employees other than the Company Managers named in this prospectus.

ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Preferred Stock and Common Stock owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the shares held by all executive officers and directors as a group.

Name and Address	Amount and nature of Beneficial Ownership	Number of shares and (Percentage) of Class
Alternative Securities Markets Group	Direct	Preferred Shares (0.00%) Common Shares (100.00%)

(2) Nominal Ownership

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ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Related Party Transactions

The Company's majority stockholder is Blue Coast Securities Corporation (DBA: "Alternative Securities Markets Group"). Blue Coast Securities Corporation is owned 100% by its Founder, Chief Executive Officer and Chairman of the Board, Mr. Steven Joseph Muehler. Consequently, this sole shareholder controls the operations of the Company and will have the ability to control all matters submitted to Stockholders for approval, including:

- Election of the board of directors;
- Removal of any directors;
- Amendment of the Company's certificate of incorporation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

Mr. Steven J. Muehler will thus have complete control over the Company's management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the Common Stock. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

ITEM 12. SECURITIES BEING OFFERED.

12% Convertible Preferred Stock Units

A maximum of TEN THOUSAND 12% Convertible Preferred Stock Units are being offered to the public at $500.00 per 12% Convertible Preferred Stock Unit. A Minimum of $50,000 will need to be received from this Offering for the Company to receive proceeds from the Sale of any Securities of this Offering. A maximum of $5,000,000 will be received from the offering. All Securities being offered by the Company through this offering, and no Securities are being offered by any selling shareholders of the Company. The Company will receive all proceeds from the sale of its Securities after the Company has secured $50,000 from the sale of Securities through this Offering.

(a) *Description of Company Common Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 3,000,000,000 shares of Common stock, $0.001 par value per share (the "Common Stock"). As of May 1st, 2014 – 1,000,000 shares of Common Stock were issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A. No Common Stock is being offered in the Offering Circular.

(b) *Background Information on the Preferred Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 2,000,000,000 shares of Preferred stock, no par value per share (the "Preferred Stock"). As of May 1st, 2014 – NO Preferred Stock Units were issued and outstanding. Upon the completion of this Offering, TEN THOUSAND shares of Preferred Stock will be issued and outstanding.

(c) Other *Debt Securities.* None.

(d) *Other Securities to Be Registered.* None.

Security Holders

As of May 1st, 2014, there were 1,000,000 shares of our Common Stock outstanding, which were held of record by approximately 1 stockholder, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

As of May 1st 2014, there were NO shares of our Preferred Stock outstanding, which were held of record by approximately 0 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

Dividends

The Company has never declared or paid cash dividends on its Common Stock Units. The Company currently intends to retain all available funds and future earnings for use in the operation of Company business and does not anticipate paying any cash dividends in the foreseeable future to holders of our Common Stock. Any future determination to declare dividends for the Company's Common Stock Units will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Indemnification of Directors and Officers:

The Company is incorporated under the laws of California. California General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by California's General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

California's General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

FINANCIAL STATEMENTS SECTION:

Alternative Securities Markets Group Mining & Mineral Rights Fund, Inc.
(A Development Stage Company)
BALANCE SHEET
June 1st, 2014

ASSETS		
Current Assets		
• Cash		**$6,400**
• Accounts Receivable (Capitalization Commitment)		**$5,000,000**
• Inventory		**$0.00**
• Prepaid Expenses		**$0.00**
• Short-term Investments		**$0.00**
	Total Current Assets	**$5,006,400**
Fixed (Long-Term)Assets		
• Long-Term Investments		**$0.00**
• Property & Equipment		**$0.00**
(Less Accumulated Depreciation)		**$0.00**
• Intangible Assets		
	Total Fixed Assets	**$0.00**
Other Assets		
• Deferred Income Tax		**$0.00**
• Other		**$0.00**
	Total Fixed Assets	**$5,006,400**
TOTAL ASSETS		**$5,006,400**
LIABILITIES & OWNER'S EQUITY		
Current Liabilities		**$0.00**
• Accounts Payable		**$0.00**
• Short-term Loans		**$0.00**
• Income Taxes Payable		**$0.00**
• Accrued Salaries & Wages		**$0.00**
• Unearned Revenue		**$0.00**
• Current Portion of Long-term Debt		**$0.00**
	Total Current Liabilities	**$0.00**
Long-Term Liabilities		
• Long-Term Debt		**$0.00**
• Deferred Income Tax		**$0.00**
• Other		**$0.00**
	Total Long-term Liabilities	**$0.00**
Owner's Equity		
• Owner's Investment		**$10,000**
• Accounts Receivable		**$5,006,400**
	Total Owner's Equity	**$5,006,400**
TOTAL LIABILITIES & OWNER'S EQUITY		**$5,006,400**

SEE NOTES TO FINANCIAL STATEMENTS

Alternative Securities Markets Group BioFuels Fund, Inc.
(A Development Stage Company)
STATEMENTS OF REVENUE AND EXPENSES
For the year December 31st, 2013 and the period from July 22nd, 2009 (inception) to December 31st, 2013

REVENUE	Year Ended December 31st, 2013	July 22nd, 2009 (Inception) to December 31st, 2013
• Total Revenues	$0.00	$0.00
TOTAL REVENUES	$0.00	$0.00
EXPENSES		
• Accounting	$0.00	$0.00
• Legal	$0.00	$0.00
• Taxes, other	$0.00	$0.00
• Organization Costs	$3,600	$3,600
TOTAL EXPENSES	$3,600	$3,600
NET LOSS	($3,600)	($3,600)

SEE NOTES TO FINANCIAL STATEMENTS

Alternative Securities Markets Group BioFuels Fund, Inc.
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY
For the year December 31st, 2013 and the period from July 22nd, 2009 (inception) to December 31st, 2013

	Founding Shareholder	Total
Founding Contribution	$10,000	$10,000
All Costs	$3,600	$3,600
Net Loss	($3,600)	($3,600)
BALANCE, DECEMBER 31st, 2013	$6,400	$6,400

SEE NOTES TO FINANCIAL STATEMENTS

Alternative Securities Markets Group BioFuels Fund, Inc.
(A Development Stage Company)
STATEMENT OF CASH FLOWS
For the year December 31st, 2013 and the period from
July 22nd, 2009 (inception) to December 31st, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	Year Ended December 31st, 2013	July 22nd, 2009 (Inception) to December 31st, 2013
• Net Loss	($3,600)	($3,600)
• Other	$0.00	$0.00
CASH FLOWS FROM INVESTING ACTIVITIES	**Year Ended December 31st, 2013**	**July 22nd, 2009 (Inception) to December 31st, 2013**
• All Investing Activities	$0.00	$0.00
CASH FLOWS FROM FINANCING ACTIVITIES	**Year Ended December 31st, 2013**	**July 22nd, 2009 (Inception) to December 31st, 2013**
• All Financing Activities	$0.00	$0.00
NET INCREASE IN CASH	$0.00	$0.00
Cash, Beginning of year	$6,400	$10,000
Cash, End of Year	$6,400	$6,400

SEE NOTES TO FINANCIAL STATEMENTS

Alternative Securities Markets Group BioFuels Fund, Inc.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION

Alternative Securities Markets Group BioFuels Fund, Inc, a California Stock Corporation was originally formed in July of 2009 as "LA Investment Capital BioFuels Fund I, LLC" a Limited Liability Corporation. The Company was converted to a California Stock Corporation in April of 2012, and the name of the Company was changed to "Delray Securities BioFuels Fund, Inc". In June of 2014, the Company's name was changed to "Alternative Securities Markets Group BioFuels Fund, Inc.". The Company was formed for the purpose of operating as an early and growth stage BioFuels Industry Investments Company. The Company will act as a private equity provider to small and middle market BioFuels Industry Companies throughout North and South America, and will invest capital in the form of equity and/or debt. The Company has a target investment IRR of 40%+ per annum.

Upon its reorganization as a California Stock Corporation, the Company issued 100% of its Outstanding Common Stock Units to "Blue Coast Securities Corporation" (DBA: Alternative Securities Markets Group). The Chief Executive Officer of Blue Coast Securities Corporation is Mr. Steven J. Muehler, who is also the Founder and Chief Executive Officer of Alternative Securities Markets Group BioFuels Fund, Inc.

The Company was initially capitalized by Mr. Steven J. Muehler with an opening deposit and balance of $10,000 USD.

NOTE 2. BASIS OF ACCOUNTING:

The Financial Statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Reports to security holders:

(1) The Company will be a non-reporting company until such time as the company files quarterly and audited financial statements, and complies with the requirements of the Securities Exchange Act of 1934, as amended. The Company will be filing the following reports for shareholder review at www.AlternativeSecuritiesMarket.com

1. **Quarterly Un-Audited Financial Statements:** Company to furnish all Investors and Alternative Securities Markets Group a complete set of un-audited financial statements within 30 days of the close of each business quarter. Company's Quarterly Financial Statements to also be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.
2. **Annual Audited Financial Statements:** Company to furnish to all Investors and Alternative Securities Markets Group a complete set of third party audited financial statements within 60 days of the close of each business year. Company's Annual Financial Statement to be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.
3. **Monthly State of the Company Letter to Investors:** The CEO will issue to all Investors and to Alternative Securities Markets Group, a "Monthly State of the Company" letter detailing the current state of all business operations for the Company. Letter to be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.
4. **Quarterly Conference Call:** The CEO or Executive of the Company will hold a quarterly video / telephone conference call with investors no sooner than 10 days, but no greater than 30 days, after the posting of the Company's quarterly financial report. The recorded Conference call will also be made available for public listen and/or viewing on the Company's Page at www.AlternativeSecuritiesMarket.com.
5. **Corporate Actions:** Company must disclose to all Investors and to Alternative Securities Markets Group all: Dividends, Stock Splits, New Stock Issues, Reverse Splits, Name Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to the record date.

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Alternative Securities Markets Group BioFuels Fund, Inc.

By: Mr. Steven J. Muehler

By: ______________________
Name: Mr. Steven J. Muehler
Title: Founder, Chief Executive Officer & Chairman of the Board

PART III – EXHIBITS

Alternative Securities Markets Group BioFuels Fund, Inc.

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd.

Suite 450

Beverly Hills, California 90210

LEGAL@ASMMARKETSGROUP.COM

Direct: (213) 407-4386

SUBSCRIPTION AGREEMENT

12% Convertible Preferred Stock Units 1 to 10,000

Subject to the terms and conditions of the shares of 12% Preferred Convertible Preferred Stock Units (the "Convertible Preferred Stock") described in the Alternative Securities Markets Group BioFuels Fund, Inc. Offering Circular dated June 1st, 2014 (the "Offering"), I hereby subscribe to purchase the number of shares of 12% Convertible Preferred Stock set forth below for a purchase price of $500.00 per share. Enclosed with this subscription agreement is my check (Online "E-Check" or Traditional Papery Check) or money order made payable to "Alternative Securities Markets Group BioFuels Fund, Inc." evidencing $500.00 for each share of Convertible Preferred Stock Subscribed, subject to a minimum of ONE 12% Preferred Convertible Preferred Stock Unit ($500.00).

I understand that my subscription is conditioned upon acceptance by Alternative Securities Markets Group BioFuels Fund, Inc. Company Managers and subject to additional conditions described in the Offering Circular. I further understand that Alternative Securities Markets Group BioFuels Fund, Inc. Company Managers, in their sole discretion, may reject my subscription in whole or in part and may, without notice, allot to me a fewer number of shares of 12% Convertible Preferred Stock that I have subscribed for. In the event the Offering is terminated, all subscription proceeds will be returned with such interest as may have been earned thereon.

I certify that I have read the Offering Circular and that I am relying on no representations other than those set forth in the Offering Circular. I understand that when this subscription agreement is executed and delivered, it is irrevocable and binding to me. I further understand and agree that my right to purchase shares of 12% Convertible Preferred Stock offered by the Company may be assigned or transferred to any third party without the express written consent of the Company ONLY through the Alternative Securities Markets Group's Securities Resale Portal at ***http://www.AlternativeSecuritiesMarket.com***, and that no public market for the Company's securities has been created or may be created in the future.

I further certify, under penalties of perjury, that: (1) the taxpayer identification number shown on the signature page of this Offering Circular is my correct identification number; (2) I am not subject to backup withholding under the Internal Revenue Code because (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. citizen or other U.S. person (as defined in the instructions to Form W-9).

SUBSCRIPTION AGREEMENT (the "Agreement") with the undersigned Purchaser for ____________ 12% Convertible Preferred Stock Units of Alternative Securities Markets Group BioFuels Fund, Inc., with no par value per share, at a purchase price **of $500.00 (FIVE HUNDRED DOLLARS AND ZERO CENTS) per share** (aggregate purchase price: $__________________).

Made as of this __________ day of ________________, 2014 by and between Alternative Securities Markets Group BioFuels Fund, Inc., a California Stock Corporation (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

WITNESETH:

WHEREAS, the Company is offering for sale up to TEN THOUSAND 12% Convertible Preferred Stock Units (the "Shares") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1 **Purchase and Sale**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Shares indicated above at the price so indicated.

2. **Method of Subscription**. The Purchaser is requested to complete and execute this agreement online *or* to print, execute and deliver two copies of this Agreement to the Company, at **Alternative Securities Markets Group BioFuels Fund, Inc., C/O: Alternative Securities Markets Group, 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210,** payable by check to the order of **Alternative Securities Markets Group BioFuels Fund, Inc.** in the amount of the aggregate purchase price of the Shares subscribed (the "Funds"). The Company reserves the right in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Shares.

3 **Subscription and Purchase**. The Offering will begin on the effective date of the Offering Statement and continue until the Company has sold all of the Shares offered hereby or on such earlier date as the Company may close or terminate the Offering.

Any subscription for Shares received will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Shares purchased will be released to the Company. If any such subscription is rejected by the Company, the Company will promptly return, without interest, the Funds submitted with such subscription to the subscriber.

4 **Representations, Warranties and Covenants of the Purchaser**. The Purchaser represents, warrants and agrees as follows:

(a) Prior to making the decision to enter into this Agreement and invest in the Shares subscribed, the Purchaser has received and read the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser processes sufficient information to understand the merits and risks associated with the investment in the Shares subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Shares subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Shares subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in low-priced securities ("penny stocks") enables the Purchaser to make an informal decision with respect to an investment in the Shares subscribed.

(c) The Shares subscribed are being acquired for the Purchaser's own account and for the purposes of investment and not with a view to, or for the sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any such Shares.

(d) The Purchaser's overall commitment to investments is not disproportionate to his/her net worth, and his/her investment in the Shares subscribed will not cause such overall commitment to become excessive.

(e) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Shares subscribed.

(f) With respects to the tax aspects of the investment, the Purchaser will rely upon the advice of the Purchaser's own tax advisors.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last age of this Agreement.

5 **Company Convertible Securities:** All 12% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

YEAR 3: (Shareholder Conversion Option)
At any time during the third year of the investment, the Shareholder may on the First Business Day of Each Month, choose to convert each Unit of the Company's 12% Convertible Preferred Stock for Common Stock of the Company at the market price of the Company's Common Stock at the time of Conversion. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

The Shareholder can sell the 12% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.

YEAR 4: (Optional Conversion Option)
At any time during the fourth year of the investment, the Shareholder may on the First Business Day of Each Month choose to convert each Unit of the Company's 12% Convertible Preferred Stock for Common Stock of the Company at market price minus a 2.5% discount of the Company's Common Stock at the time of Conversion. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

The Shareholder can sell the 12% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.

YEAR 5: (Optional & Mandatory Conversion Options)
Optional: At any time during the fifth year of the investment, the Shareholder may on the First Business Day of Each Month choose to convert each Unit of the Company's 12% Convertible Preferred Stock for Common Stock of the Company at market price minus a 5% discount of the Company's Common Stock at the time of Conversion. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

The Shareholder can sell the 12% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Shares.

Mandatory: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 12% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

6 **Notices.** All notices, request, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Shares, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to the **Alternative Securities Markets Group BioFuels Fund, Inc., 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210**, or such other address as the Company may specify by written notice to the Purchaser, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of United States' mail, addressed and postage prepaid as aforesaid.

6. **Severability**. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

7. **Parties in Interest.** This Agreement shall be binding upon and inure to the benefits of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any rights or benefits hereunder.

8. **Choice of Law.** This Agreement is made under the laws of the State of California, and for all purposes shall be governed by and construed in accordance with the laws of that State, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

9 **Headings.** Sections and paragraph heading used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

10. **Execution in Counterparts.** This Agreement may be executed an any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

11. **Survival of Representations and Warranties.** The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Shares and payment therefore.

12. **Additional Information.** The Purchaser realizes that the Shares are offered hereby pursuant to exemptions from registration provided by Regulation A and the Securities Act of 1933. The Shares are being offered ONLY TO RESIDENTS OF THE STATES OF:

- TBD

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

Alternative Securities Markets Group BioFuels Fund, Inc.

By: ____
President

PURCHASER:

____
Signature of Purchaser

____
Alternative Securities Market Investment Account Number